Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

22 May, 2013

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Dear «First_Name»

Equity Awards over Virgin Media Stock — 2011 LTIP Joint Share Ownership Plan (“JSOP”)

In 2011, you acquired Performance Share-Equivalent Awards and Option-Equivalent Awards under the JSOP, as part of the 2011 Long Term Incentive Plan (“2011 LTIP”). This letter provides information on the way in which your JSOP awards over Virgin Media Inc. (“VM Inc.”) stock will be affected by the planned merger (the “Merger”) of VM Inc. with Liberty Global, Inc. under a new UK incorporated Liberty Global holding company, Liberty Global plc (“LG plc”). Fuller details will be provided in a guide that will be circulated shortly. Any tax information is intended as a guide only and summarises the UK tax regime as at May 2013 for an individual who is UK resident and domiciled for tax purposes. It is not intended as formal tax advice and we recommend that you take advice from your own personal tax advisor.

As a reminder, you made an upfront investment to acquire a Joint Ownership Interest (“JOI”); this initial investment was for an interest in VM Inc. shares based on the share price appreciation above a specified hurdle share price. The jointly owned shares that underlie this interest are issued and outstanding shares of VM Inc., and are held in a Delaware trust.

Your JSOP Performance Share-Equivalent and Option-Equivalent awards were split into two parts: the JOI, which is an interest in the value above a specified hurdle share price, and the Supplementary Award (“SA”). On exercise of your JSOP awards, the Performance Share-Equivalent SA will deliver the full value of shares up to the hurdle, whereas the Option-Equivalent SA will deliver only the value between the exercise price and the hurdle.

The Merger Agreement provides that each VM Inc. share will be exchanged for the merger consideration of $17.50 in cash, 0.2582 of an LG plc A share (“LGA”) and 0.1928 of an LG plc C share (“LGC”). Under the terms of the JSOP, following the merger you will continue to hold a JOI but the underlying asset in which you will hold an interest is now the merger consideration that was received for the VM Inc. shares (i.e. a combination of cash, LGA and LGC shares). The appendices illustrate how current awards over VM Inc. shares will rollover into the new award over LG plc shares.

The exchange of VM Inc. shares for LGA and LGC shares does not give rise to any tax charge now, rather there is a “rollover” and any tax is due when the JOI is exercised. However the exchange for cash cannot benefit from these rollover rules and an immediate charge to capital gains tax may arise (dependant on your own tax position). More detail is provided in the attached guide and an illustration of how this is calculated can be found in the appendices.

As the cash you receive from the merger consideration will form part of the overall value you receive from your JOI, when you sell your vested award you will not need to pay further tax on this cash amount. As a result, any capital gains tax that you are liable for in relation to the cash part of the merger consideration at the point of merger is not an additional tax charge, but an accelerated charge.

There will be no liability to tax on the exchange of Supplementary Awards at the time of the Merger. When the related JOI is then exercised, it triggers the vesting of the SA and you will be subject to income tax and NI on the value of the LGA and LGC shares received in relation to the SA.

On exercise, we will calculate the amount of cash and the number of LGA and LGC shares to which you are entitled and will arrange the transfer to you of the cash and shares to satisfy the JOI and the shares to satisfy the related SA.

In connection with LG plc replacing VM Inc. as the parent company of the group, the assets of the JSOP are being moved from the Delaware trust to a Jersey, Channel Islands resident trust. The new trustee will be Ogier Employee Benefits Trustee Limited (which is affiliated with a Jersey law firm). This change will not affect your interests under the Plan.

Additional information on the impact of the merger on your JSOP awards, and the resulting UK tax treatment of those awards, is contained in the guide that will be circulated shortly. Please note that all values shown in these examples are hypothetical and do not reflect, for example, the current anticipated value of the consideration to be received for VM Inc. stock in the Merger. The value of this consideration changes on a daily basis with the share price of the existing Liberty Global Inc. Class A Shares and Class C Shares. Of course, the value of the LG plc shares post-Merger will similarly vary.

You will receive further documentation confirming the change of Trustee and the revisions to your award agreements following the completion of the merger.

As you were previously notified by email, the current trading window closes at the close of business on 24th May 2013.

For more information on your outstanding awards please access your Shareworks account at www.solium.com and use your participant log in details. If you have not yet activated your Shareworks account, or want to exercise any of your vested awards during the current trading window please contact Gill James, Company Secretary on 07775 576306.

If you have any further questions relating to any aspect of your equity awards please email reward@virginmedia.co.uk. Please note that there may be tax consequences related to the conversion of your awards as a result of the Merger, and we cannot give financial, investment or tax advice and you should speak to a professional advisor for any advice regarding the tax consequences of your awards as a result of the Merger or your exercise of your awards.

Yours sincerely

Graham Liggat

Director, Reward

This document constitutes part of a prospectus covering securities that have been registered under the U.S. Securities Act of 1933, as amended.

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC) which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media and Liberty Global and constitutes a prospectus of Liberty Global Corporation Limited. VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s web site at http://www.sec.gov. The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations. Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s web site (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

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